Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-268907

January 23, 2023

QuantaSing Group Limited

QuantaSing Group Limited, or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we or any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, through the following contacts: Citigroup Global Markets Inc., at Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, United States of America, by calling 1-800-831-9146 or via email: prospectus@citi.com; China International Capital Corporation Hong Kong Securities Limited, at 28th Floor, 350 Park Avenue, New York, NY 10022, United States of America, by calling 1-646-794-8800 or via email: g_prospectus@cicc.com.cn; US Tiger Securities, Inc., at 437 Madison Ave, 27th Floor, New York, NY 10022, United States of America, by calling 1-646-978-5241 or via email: tony.tian@ustigersecurities.com; CLSA Limited, at 18/F, One Pacific Place, 88 Queensway, Hong Kong; and/or Univest Securities, LLC, at 75 Rockefeller Plaza, Suite 1838, New York, NY 10019, United States of America, by calling 1-212-343-8888 or via email: info@univest.us. You may also access our company’s most recent preliminary prospectus dated January 13, 2023 which is included in Amendment No. 1 to our company’s registration statement on Form F-1, as filed on January 13, 2023, or Amendment No. 1, by visiting EDGAR on the SEC website at https://www.sec.gov/Archives/edgar/data/1932770/000119312523008410/d715255df1a.htm

The following information supplements and updates the information contained in our company’s preliminary prospectus included in Amendment No. 1, or the preliminary prospectus. This free writing prospectus reflects the following amendments that were made to the preliminary prospectus. All references to page numbers are to page numbers in the preliminary prospectus.

1. Amend the status of the Nasdaq’s listing approval for this offering by (i) amending the second sentence of the second paragraph on the cover page, the first sentence of the third column titled “Listing” in the table on page 20, the first sentence of the risk factor titled “An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly” on page 75, the second sentence of the second paragraph on page 213, and the fourth paragraph on page 224 as follows.

We have been approved to list the ADSs on the Nasdaq Global Market, under the symbol “QSG.”

(ii) amending the second sentence of the second paragraph under “Dividends” on page 219 as follows.

After we list the ADSs on the Nasdaq Global Market, we believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs.

2. Add the following as the second sentence of the ninth paragraph on the cover page, the second sentence of the first paragraph under the section titled “The Holding Foreign Companies Accountable Act” on page 14, and the second sentence of the last risk factor titled “The ADSs will be delisted and our shares and ADSs will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 63.

Our auditor, PricewaterhouseCoopers Zhong Tian LLP, is an independent registered accounting firm based in mainland China.

3. Amend the third, fourth and fifth paragraph under the section titled “Regulatory Permissions and Licenses for Our Operations in China and This Offering” on page 13 as follows.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Rules Regarding Overseas Listing”), for public comments. The Draft Rules Regarding Overseas Listing, if implemented as proposed, would apply to all the overseas equity financing and listing activities of China-based companies, including initial and follow-on offerings of shares, depository receipts, convertible corporate bonds, or other equity instruments and trading of securities in overseas market. Pursuant to such proposed regulations, if China-based companies conduct relevant activities, they shall go through the filing procedures with the CSRC within three working days after submission of listing application, completion of overseas offering, or initial announcement of relevant transactions, as applicable, and report relevant information. In addition, the Draft Rules Regarding Overseas Listing also stipulate certain circumstances where an overseas offering and listing is prohibited, including that (1) there exists any circumstance where going public is strictly prohibited as prescribed by specific laws and regulations of the PRC; (2) the overseas securities offerings and listings constitute a threat or endangerment to national security as reviewed and determined by competent PRC authorities; (3) there exist material ownership disputes on equity, major assets or core technology; (4) any of such domestic enterprises, their controlling shareholder or actual controller is involved in certain criminal offense in recent three years, or is under the investigation for suspicion of criminal offenses or major violations; (5) any of the directors, supervisors and senior management has been subject to severe administrative penalties in recent three years, or is under the investigation for suspicion of criminal offenses or major violations, and other circumstances identified by the State Council. If relevant companies violate the filing obligation or conduct oversea offering and listing under the prohibited circumstances, they are subject to sanctions by the CSRC or other PRC regulatory authorities. For details, see “Regulation — Regulations on M&A and Overseas Listings.” As of the date of this prospectus, as advised by our PRC counsel, CM Law Firm, considering that (1) the Draft Rules Regarding Overseas Listing has not come into effect; and (2) no explicit provision under currently effective PRC laws, regulations and rules clearly requires an offering with contractual arrangements like ours to obtain approvals from the CSRC, we or the affiliated entities are not required to obtain an approval from the CSRC in connection with this offering and listing.

The Draft Rules Regarding Overseas Listing are not clear as to whether companies like us that have already submitted an application for an initial public offering to overseas regulators but have not yet completed the offering prior to their effective date shall be subject to such post-filing procedures. Therefore, if the Draft Rules Regarding Overseas Listing were implemented in its current form prior to the completion of this offering and listing, we might be subject to the aforementioned post-filing requirement with the CSRC for this offering and listing. As of the date of this prospectus, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to this offering and listing, and we believe that we are not subject to the prohibited circumstances as proposed in the Draft Rules Regarding Overseas Listing. However, as the Draft Rules Regarding Overseas Listing were released for public comments only and have not come into effect, there remains uncertainty in the effective date and their final rules and interpretation and implementation. We cannot assure you that we or the affiliated entities would be able to complete all the requirements, to the extent that they may be subsequently required by the relevant regulatory authorities, in a timely manner, or at all, or that completion of any other compliance requirements would not be imposed. Any failure to complete or delay in completing such procedures for this listing and offering or future capital raising activities as required under the Draft Rules Regarding Overseas Listing, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. Accordingly, the value of your investment may be materially and adversely affected or become worthless. For details, see “Risk Factors — Risks Related to Doing business in China — Recent regulatory development in China may exert more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with this offering and our future capital raising activities, and, if required, we cannot assure you that we or the affiliated entities will be able to obtain such approval, in which case we may face regulatory sanctions for failure to obtain such approval for this offering and our future capital raising activities” and “Risk Factors — Risks Related to Doing business in China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.”

Except as disclosed above, we or the affiliated entities have not been requested to obtain or denied any license or permission from any government authority in China in connection with the VIE’s operations or this offering as of the date of this prospectus. However, the PRC regulatory authorities, including the CSRC, may adopt new laws, rules and regulations, or detailed implementation and interpretation of the current applicable PRC laws, rules and regulations, and we cannot assure you that the relevant PRC regulatory authorities, including the CSRC, would reach the same conclusion as us or our PRC counsel.

4. Amend the fourth and fifth paragraph under the section titled “Recent regulatory development in China may exert more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with this offering and our future capital raising activities, and, if required, we cannot assure you that we or the affiliated entities will be able to obtain such approval, in which case we may face regulatory sanctions for failure to obtain such approval for this offering and our future capital raising activities” on pages 62 and 63 as follows.

Furthermore, the PRC regulatory authorities have recently exerted more oversight and control over offerings that are conducted overseas. On July 6, 2021, the General Office of the State Council of the PRC, together with another regulatory authority, jointly promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which calls for enhanced administration and supervision of overseas-listed China-based companies, proposes to revise the relevant regulation governing the overseas issuance and listing of shares by such companies, and clarifies the responsibilities of competent domestic industry regulators and government authorities. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Rules Regarding Overseas Listing”), for public comments until January 23, 2022. The Draft Rules Regarding Overseas Listing, if implemented as proposed, would apply to all the overseas equity financing and listing activities of China-based companies, including initial and follow-on offerings of shares, depository receipts, convertible corporate bonds, or other equity instruments, and trading of securities in overseas market. Pursuant to such proposed regulations, if China-based companies conduct relevant activities, they shall go through the filing procedures with the CSRC within three working days after submission of listing application, completion of overseas offering, or initial announcement of relevant transactions, as applicable, and report relevant information. In addition, the Draft Rules Regarding Overseas Listing also stipulate certain circumstances where an overseas offering and listing is prohibited, including that (1) there exists any circumstance where going public is strictly prohibited as prescribed by specific laws and regulations of the PRC; (2) the overseas securities offerings and listings constitute a threat or endangerment to national security as reviewed and determined by competent PRC authorities; (3) there exist material ownership disputes on equity, major assets or core technology; (4) any of such domestic enterprises, their controlling shareholder or actual controller is involved in certain criminal offense in recent three years, or is under the investigation for suspicion of criminal offenses or major violations; (5) any of the directors, supervisors and senior management has been subject to severe administrative penalties in recent three years, or is under the investigation for suspicion of criminal offenses or major violations, and other circumstances identified by the State Council. If relevant companies violate the filing obligation or conduct oversea offering and listing under the prohibited circumstances, they are subject to sanctions by the CSRC or other PRC regulatory authorities. For details, see “Regulation — Regulations on M&A and Overseas Listings.”

The Draft Rules Regarding Overseas Listing are not clear as to whether companies like us that have already submitted an application for an initial public offering to overseas regulators but have not yet completed the offering prior to their effective date shall be subject to such post-filing procedures. Therefore, if the Draft Rules Regarding Overseas Listing were implemented as proposed in its current form before this offering and listing is completed, we might be subject to the aforementioned post-filing requirement with the CSRC for this listing and offering and might also be prohibited from completing this offering if any of the circumstances described in the Draft Rules Regarding Overseas Listing occurs. As of the date of this prospectus, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to this offering and listing, and we believe that we are not subject to the prohibited circumstances as proposed in the Draft Rules Regarding Overseas Listing. Moreover, as the Draft Rules Regarding Overseas Listing were released for public comments only and have not come into effect, there remains uncertainty in the effective date and their final form and interpretation and implementation and we cannot assure you that the relevant PRC government authorities, including the CSRC, would not promulgate new rules or new interpretation of current rules to require us or the affiliated entities to obtain CSRC or other PRC government approvals or complete other compliance procedures for this offering. We cannot assure you that we or the affiliated entities would be able to complete all the requirements, to the extent that they may be subsequently required by the relevant regulatory authorities, in a timely manner, or at all, or that completion of any other compliance requirements would not be imposed. Any failure to complete or delay in completing such procedures for this listing and offering or future capital raising activities as required under the Draft Rules Regarding Overseas Listing, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to complete this offering or launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from this offering or future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of the ADSs. Accordingly, the value of your investment may be materially and adversely affected or become worthless.

5. Amend the title of the risk factor “The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors” on page 75 as follows.

The trading price of the ADSs could be subject to rapid and substantial volatility, which could result in substantial losses to investors.

6. Amend the second paragraph and add the third paragraph under the risk factor titled “The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors” on page 76 as follows.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

Moreover, there have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, particularly among companies with relatively smaller public floats. As we expect to have a relatively small public float after the completion of this offering, we may experience greater stock price volatility, including aggressive price run-ups and declines, lower trading volume and less liquidity, compared with companies with larger public floats. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, and industry, market or economic factors, which makes it difficult for prospective investors to assess such rapidly changing value of the ADSs. In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate significantly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to such low-volume trading. As a result of such volatility, investors may experience losses on their investment in the ADSs. Such volatility also could adversely affect our ability to issue additional ADSs or other securities and our ability to obtain additional financing in the future, as well as our ability to retain key employees, many of whom have been granted equity incentives. Furthermore, the potential extreme volatility may confuse the public investors of the value of the ADSs, distort the market perception of the price of the ADSs, and our financial performance and public image, and negatively affect the long-term liquidity of the ADSs, regardless of our actual or expected operating performance.

7. Add the following after the last sentence of the first paragraph of the risk factor titled “We have a limited history in providing adult personal interest learning services and have grown rapidly. Our historical operating and financial performance as well as growth rate, however, may not be indicative of our future performance. If we fail to manage our growth or implement our future business strategies effectively, the success of our business may be compromised” on page 31.

As we continue to diversify our course offerings and allocate our marketing and corporate resources among various subjects of courses, especially other personal interest courses, the dollar amount and/or proportion of such resources devoted to financial literacy courses may continue to decline, which may negatively affect the revenues generated from our financial literacy courses and its growth rate. As a result, the historical revenue and growth of our financial literacy courses may not be indicative of our future performance. If any increase in revenues from the other course offerings or business line cannot compensate any such negative impact on our financial literacy courses, our total revenue and growth prospects may also be adversely affected.

8. Add the following before the last sentence of the paragraph under the section titled “Ability to diversify and improve our course offerings and services” on page 105 as follows.

We may continue to allocate our marketing efforts away from financial literacy courses in order to diversify our course offerings, and the dollar amount and/or proportion of marketing and corporate resources devoted to financial literacy courses may continue to decline, which may negatively affect the revenues generated from our financial literacy courses and its growth rate. As a result, the historical revenue and growth of our financial literacy courses may not be indicative of our future performance. If any increase in revenues from the other course offerings or business line cannot compensate any such negative impact on our financial literacy courses, our total revenue and growth prospects may also be adversely affected.

9. Amend the bullet point for “Revenues from individual online learning services” on pages 114 and 115 as follows

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Revenues from individual online learning services. Our revenues from individual online learning services decreased by 9.7% from RMB647.8 million for the three months ended September 30, 2021 to RMB585.1 million (US$82.3 million) for the three months ended September 30, 2022, primarily due to a 26.9% decrease in revenues from our financial literacy courses of RMB172.5 million (US$24.3 million), partially offset by the significant increase in revenues from our other personal interest courses of RMB109.8 million (US$15.4 million). The decrease in revenues from financial literacy courses was primarily due to a decrease in our paying learners for financial literacy courses, as a result of our effort to diversify our course offerings by allocating an increasing portion of marketing and corporate resources to the promotion of various subjects of courses in the ramp-up stage, in addition to our flagship financial literacy courses, partially offset by the contribution in revenue from an increase in the repeat purchase rate for financial literacy courses. Specifically, the number of paying learners for our financial literacy courses decreased from approximately 294,000 for the three months ended September 30, 2021 to approximately 227,000 for the three months ended September 30, 2022, which we estimate contributed to a decrease in gross billings of approximately RMB348.4 million (US$49.0 million) , assuming the repurchase rate remains the same between the two periods; and the repeat purchase rate for our financial literacy courses increased from 43.0% for the three months ended September 30, 2021 to 60.0% for the three months ended September 30, 2022, which we estimate contributed to an increase in gross billings of approximately RMB53.1 million (US$7.5 million), calculated by multiplying the related gross billings by the difference in the repurchase rates between the two periods.

We began to provide other personal interest courses in the second half of calendar year 2021 and experienced significant growth in the number of paying learners for the three months ended September 30, 2022 compared with that for the three months ended September 30, 2021 at the time of launch.

As we continue to diversify our course offerings and allocate our marketing and corporate resources among various subjects of courses, especially other personal interest courses, the dollar amount and/or proportion of such resources devoted to financial literacy courses may continue to decline, which may negatively affect the revenues generated from our financial literacy courses and its growth rate in the future. As a result, the historical revenue and growth of our financial literacy courses may not be indicative of our future performance. If any increase in revenues from the other course offerings or business line cannot compensate any such negative impact on our financial literacy courses, our total revenue and growth prospects may be adversely affected.

10. Amend the first sentence under section titled “Facilities” on page 157 as follows

As of the date of this prospectus, our principal offices are located in Beijing, China, where we lease premises of approximately 28,211 square meters, with lease term generally ranging from one to three years.